GREENS WORLDWIDE INCORPORATED

March 8, 2006

Beverly A. Singleton

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greens Worldwide Incorporated

Responses to Comment Letter February 28, 2006

1.

We have revised our Item 4.01 of Form 8-K to include disclosures of the significant deficiency in internal control which Epstein, Weber & Conover, PLC (“Epstein”) believed was a reportable condition and their disagreements with our accounting and presentation.

2.

We have revised our Item 4.01 disclosures to include our response as to why we believe these were not disagreements or a reportable event.

3.

We have revised our Item 4.01 disclosures to include a transparent understanding of the changes in auditors.

4.

The sentence should read as follows:

"Please be aware that all of Epstein's allegations to accounting and presentations were not disagreements, but rather, as of December 2, unresolved issues encountered during their review of the September 30, 2005 interim financial statements."

The emails are now attached.

5.

Epstein’s Exhibit 16 letter will be submitted upon receipt.

6.

Most & Company LLP’s Exhibit 16 letter is attached.

346 Woodland Church Road . Hertford, NC 27944

252.264.2064 . Fax: 252.264.2068 . Stock Symbol: GRWW.OB

______________________________________________________________________

7.

We are currently addressing the comment letter to the Registration Statement on Form SB-2 and they will be responded to in a separate response letter and in an amended Form 10-QSB, if necessary. We note your comment in regards to responses to prior comments 3 and 4.

8.

We will revise our Item 3 disclosures in an amended Form 10-QSB to be filed in connection with our responses to the comment letter on such filing. Such revision will include a discussion of Epstein's reported material control weakness and that we had hired a qualified accountant that understands these issues. Through the use of such accountant, we believe that we have the necessary disclosure controls.

We completed our evaluation of our controls and procedures on September 30, 2005. We reconsider our controls on December 14, 2005.

We had engaged another accountant as discussed above to assist us with our financial statements as of September 30, 2005. We will disclose in Item 3 any changes in internal control.

9.

We will amend our September 30, 2005 Quarterly Report on Form 10-QSB to specifically disclose whether our disclosure controls and procedures were effective or ineffective.  We will disclose that a material weakness was identified by our former accountants, describe the nature of the weakness and the steps we implemented to address such weakness. The requested information from comment number 1 will be reflected in the amended Item 3.

10.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filings and that the filings include all the information required under the Securities Exchange Act of 1934 and they include all the information investors require for an informed investment decision

We acknowledge that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENS WORLDWIDE INCORPORATED

By:  /s/ R. Thomas Kidd

R. Thomas Kidd, President

346 Woodland Church Road . Hertford, NC 27944

252.264.2064 . Fax: 252.264.2068 . Stock Symbol: GRWW.OB

______________________________________________________________________

Vera Harrell

From:  “Greens Worldwide Incorporated” <greensworldwide@one1stream.net>

To:  “02(g) – Rube –Gregory CPA” <rube@gregorycpas.com>

Sent:  Monday, December 05, 2005 9:46 AM

Subject:  Fw: Numbers for 10Q

Rube – I need to get with you just as soon as possible on this. Is this afternoon or tomorrow good?

Call me at 264.2064 please and let me know.

Vera

---- Original Message ----

From:  Mark Weber

To:  Greens Worldwide Incorporated

Sent:  Friday, December 02, 2005 2:11 PM

Subject:  RE: Numbers for 10Q

Below is what I sent to the “touroffice” e-mail address yesterday.

Vera:

I spent a big chunk of the day today on this. You don’t want to hear this but this thing is a mess and this is a significant amount of work to complete the filing. You need to hire a qualified accountant that understands these issues to come in and do this work. We now have a situation where we have to formally report to the Board that you have material weaknesses in your controls over financial reporting.

Here is the list of the problems I encountered:

-

I don’t believe that you have a sale of the intellectual property or the title sponsorship agreement. The long term notes are not adequate consideration.

-

I need a debt roll forward schedule so I can understand what debt transactions occurred during the quarter. I believe that there are significant adjustments to be made in this area.

-

I need an equity roll forward schedule to understand what transactions occurred with your stock during the quarter. I know there will be adjustments there.

-

I don’t see where any of the warrants were accounted for. I need a schedule that lists all of the warrants and options (if any) that have been issued.

-

I believe that the NIR debt has a beneficial conversion feature that will require adjustment. Where was the $10,000 fee paid to Dutchess recorded?

-

Do we have a purchase accounting issue with the Break Thru transaction?

-

Are the any other agreements that we should be aware of that have occurred since the SB-2 was filed or that were not disclosed earlier?

-

What is the $138,750 in prepaid expenses?

-

I don’t see where the reverse merger reclassifications were made.

-

The restructured debt in Greens was not accounted for.

-

It doesn’t look like any interest was accrued for on the debt.

-

The net loss doesn’t appear to roll into the balance sheet properly.

-

There is no statement of cash flows.

-

There is no financial statement footnotes.

As I have previously communicated, we are prohibited from performing bookkeeping services for audit clients. Nor are we allowed to prepare financial statements. All of these matters need to be resolved. Management and the Board need to seriously assess their responsibilities in the financial reporting as a public company. Give that I now see how much work it will take to get this 10-Q completed, I will have to insist on getting the balance of our receivable paid prior to committing more time to this project.

Feel free to call me or have Tom call me

Mark Weber

Epstein, Weber & Conover, PLC

8950 E. Raintree, Suite 200

Scottsdale, AZ 85260

(480) 444-3424

mweber@ewccpa.com

12/5/2005

_____________________________________________________________________________

From:  Greens Worldwide Incorporated [mailto:greensworldwirde@one1stream.net]

Sent: Friday, December 02, 2005 10:15 AM

To:  Mark Weber

Subject: Re: Numbers for 10Q

I did not get an email from you yesterday. Could you please resend?

Vera

---- Original Message ----

From:  Mark Weber

To:  Greens Worldwide Incorporated

Sent:  Friday, December 02, 2005 11:17 AM

Subject:  RE: Numbers for 10Q

Please see the e-mail I sent you yesterday.

Mark Weber

Epstein, Weber & Conover, PLC

8950 E. Raintree, Suite 200

Scottsdale, AZ 85260

(480) 444-3424

mweber@ewccpa.com

From:  Greens Worldwide Incorporated [mailto:greensworldwirde@one1stream.net]

Sent: Friday, December 02, 2005 9:10 AM

To:  Mark Weber

Cc:  01 – Kidd, Tom

Subject: Re: Numbers for 10Q

Mark – I still have not received the numbers for the 10Q. Tom has the rest of the 10Q ready from Gary Wolff. Just waiting on numbers. Please let me know when I will get them.

Vera L. Harrell

VP – Administration

USPGT / GWI

PO Box 145

Hertford, NC 27944

252.264.2064

Fax: 252.264.2068

This electronic message is from an accounting firm. It may contain confidential or privileged information. If you receive this transmission in error, please reply to the sender to advise of the error and delete this transmission and any attachments.

IRS circular 230 Discloser: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advise contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for purpose of (i) avoiding penalties under the Internal Revenue Code or  (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

This electronic message is from an accounting firm. It may contain confidential or privileged information. If you receive this transmission in error, please reply to the sender to advise of the error and delete this transmission and any attachments.

IRS circular 230 Discloser: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advise contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for purpose of (i) avoiding penalties under the Internal Revenue Code or  (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

12/5/2005

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